NEXA RESOURCES ANNOUNCES CLOSING OF OTAVI PROJECT SALE
TO MIDNAB RESOURCES

Luxembourg, December 22, 2025 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces today the completion of the previously disclosed sale (the “Transaction”) of ten Exclusive Prospecting Licenses (“EPLs”) forming part of the Otavi and Namibia North projects (the “Project”) by its subsidiary, Votorantim Metals Namibia (Pty) Ltd., to Midnab Resources (Pty) Ltd. (“Midnab”), a subsidiary of Midas Minerals Ltd. (ASX Symbol: MM1). The Project was previously part of a joint venture between Nexa Recursos Minerais S.A. (“Nexa Brazil”) and the Japan Organization for Metals and Energy Security (“JOGMEC”), a Japanese state-owned enterprise. JOGMEC retains rights to 49% of the proceeds from this sale.

Under the terms of the definitive agreement, all EPLs have been sold and transferred, as well as related rights, titles, and interests in the Project to Midnab. The Transaction was completed following the fulfillment of all closing conditions.

As previously disclosed, Nexa continues to evaluate risk-return alternatives across its portfolio. This divestment marked another step in the Company’s ongoing portfolio optimization strategy, which focuses on prioritizing return-generating assets, enhancing free cash flow, and supporting a disciplined capital allocation framework. Namibia remains a strategic region for Nexa as the Company advances its copper exploration initiatives beyond Latin America.

About Midnab Resources (Pty) Ltd.

Midnab Resources (Pty) Ltd is a wholly owned subsidiary of Midas Minerals Limited, a mineral exploration company listed on the Australian Securities Exchange with a primary focus on precious and base metals. Midas’ Board and management have a strong track record of delivering value for stakeholders through world-class mineral discoveries and mine development in Africa and Australia.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the state of Minas Gerais and Mato Grosso), and one open-pit in Peru. Nexa also owns and operates three smelters: two in Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

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Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com